=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                              (Amendment No. 5)*

                                 SIRVA, INC.
               ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  82967Y104
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                               December 20, 2007
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 2 of 13
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,031,232**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,031,232**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,031,232**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 3 of 13
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,031,232**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,031,232**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,031,232**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 4 of 13
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,031,232**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,031,232**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,031,232**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 5 of 13
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,031,232**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,031,232**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,031,232**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 6 of 13
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

  ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,031,232**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,031,232**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,031,232**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 7 of 13
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         20,031,232**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,031,232**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,031,232**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 8 of 13
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 5 IS TO AMEND THE OWNERSHIP PERCENTAGES
AND SHARES OF THE REPORTING PERSONS AND TO AMEND AND RESTATE ITEM 2 AND
AMEND ITEM 3, ITEM 5 AND ITEM 6. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 2.     Identity and Background

      This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) VA Partners I, LLC ("VA Partners I"), (c) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) ValueAct Holdings, L.P. ("ValueAct Holdings") and (f) ValueAct Holdings GP, LLC ("ValueAct Holdings GP")(collectively, the "Reporting Persons").

       ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

        VA Partners I is a Delaware limited liability company, the principal Business of which is to serve as the General Partner to ValueAct Master Fund. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

        ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       ValueAct Holdings is a Delaware limited partnership and is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

       Not applicable in that the transaction involved the sale of, and not the acquisition of, securities.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 9 of 13
-----------------------------------------------------------------------------

Item 5.     Interest in Securities of the Issuer

	Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management, L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings ((i)-(iv), collectively referred to herein as the "Joint Filers"). Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and
ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP.

      As of the date hereof, ValueAct Master Fund is the owner of record of 0 shares of Common Stock, representing 0.0% of the Issuer's 95,889,989 outstanding shares of Common Stock. However, as of the date hereof, ValueAct Master Fund may be deemed to be the beneficial owner of 20,031,232 shares of Common Stock, representing approximately 20.9% of the Issuer's outstanding Common Stock, as more fully described in the following paragraphs of this
Item 5.

         The 20,031,232 shares of Common Stock reported as beneficially owned by ValueAct Master Fund on this Schedule 13D includes 20,000,000 shares of Common Stock issuable to ValueAct Master Fund at any time upon conversion, at its option, of the 60,000 shares of the Issuer's Convertible Perpetual Preferred Stock (the "Convertible Preferred Stock") held by ValueAct Master Fund.

           The 20,031,232 shares of Common Stock reported as beneficially owned by ValueAct Master Fund on this Schedule 13D includes 31,232 shares of Common Stock issuable to Peter H. Kamin and Kelly J. Barlow upon conversion of deferred stock granted to Mr. Kamin and Mr. Barlow that each was issued while serving on the Issuer's Board of Directors. Under an agreement with ValueAct Master Fund, Mr. Kamin and Mr. Barlow are deemed to hold the deferred stock for the benefit of ValueAct Master Fund, and indirectly for the Joint Filers. ValueAct Master Fund and the Joint Filers disclaim beneficial ownership of the 31,232 shares except to the extent of their pecuniary interest therein.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                             Page 10 of 13
-----------------------------------------------------------------------------

     The aggregate percentage of shares of Common Stock owned by each person named herein is based upon 95,889,989 shares, which is the sum of (i) 75,858,757 shares of Common Stock outstanding as of November 1, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007, (ii) 20,000,000 shares of Common Stock issuable to ValueAct Master Fund at its option upon conversion of the 60,000 shares of the Convertible Preferred Stock it owns, and (iii) 31,232 shares of deferred stock owned of record by Mr. Kamin issuable upon the conversion of deferred stock into 31,232 shares of Common Stock.

	No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days except the following sale, which was made via a purchase agreement with Mark Lerdal further described in Item
6 hereof.  Prices do not include transaction related fees.

Reporting Person              Trade Date        Shares      Price/Share
----------------              ----------       ---------    -----------
ValueAct Master Fund          12/20/2007       8,567,763     $0.0000012



Item 6. Contracts, Arrangements, Understanding, or Relationships with Respect to the Securities

      On December 20, 2007, ValueAct Master Fund and Mark Lerdal ("Lerdal") entered into a Securities Purchase Agreement (the "Purchase Agreement"). The closing conditions contained in the Purchase Agreement were met on December 20, 2007. Under the terms of the Purchase Agreement, ValueAct Master Fund agreed to sell, and Lerdal agreed to buy, 8,567,763 shares of Common Stock for the aggregate purchase price of $1, subject to an acknowledgement from Lerdal that the shares being purchased are restricted securities that may not be resold unless they are subsequently registered under the Securities Act of 1933, as amended, or an exemption from registration is available.

      The description of the Securities Purchase Agreement, is qualified in its entirety by reference to the actual terms of the agreement which is attached as Exhibit 2 to the Schedule 13D filed with the Securities and Exchange Commission by Mark Lerdal on December 28, 2007.


Item 7.  Material to be Filed as Exhibits

     A) Joint Filing Agreement

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                             Page 11 of 13
-----------------------------------------------------------------------------

                                   SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr., G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer



                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                             Page 12 of 13
-----------------------------------------------------------------------------

                               ValueAct Holdings, L.P., by
                               ValueAct Holdings GP, LLC its
                               General Partner


                             By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer


                              ValueAct Holdings GP, LLC


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                             Page 13 of 13
-----------------------------------------------------------------------------

                                 Exhibit 1

                          JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of SIRVA, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer

                               ValueAct Holdings, L.P., by
                               ValueAct Holdings GP, LLC its
                               General Partner

                             By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  December 27, 2007       George F. Hamel, Jr., Chief Operating Officer